UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 5, 2024

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Changes to the Board of Directors

On January 25, 2024, the Company’s Board of Directors appointed four new members to the Board of Directors. The new directors will hold office until the next annual meeting of shareholders of the Company or until the director’s earlier resignation or removal. Set forth below is certain biographical information regarding the background and experience of the new directors:

Michael Hutton, 52, has spent the past 28 years at medical device technology companies and for the last 15 years has held leadership positions at Phonak Canada, of Sonova Holding AG and WSAudiology. In these leadership roles, Mr Hutton gained significant experience with M&A and strategic business development. Mr. Hutton’s education includes studying at the Toronto School of Business and the University of St. Gallen. Mr. Hutton has been appointed to the Audit Committee and will serve as the committee chair.

Kyla Falkiner, 47, is a respected Change Management Professional who is experienced in taking public companies through transformational change. During Ms. Falkiner career, she has held senior leadership roles at several insurance companies, including Morguard and consumer, packaged goods companies, including McDonald’s Canada and Canada Bread Company, Limited. Ms. Falkiner holds a Bachelor of Arts from Queen’s University and a Master of Science from Boston University. Ms. Falkiner is a Certified Change Management Professional. Ms. Falkiner has been appointed to the Audit Committee and the Nominating Committee. Ms. Falkiner serves as the Nominating Committee chair.

Daniel Kokiw, 51, is an experienced business owner / operator who has successfully completed M&A transactions. For over 8 years, Mr Kokiw was in a senior operational role at Zodiac Recreational of North America, of Zodiac Nautic and prior to that he ran the operations of Rokan Laminating. Currently, Mr Kokiw owns and operates a highly successful business in food retail. Mr. Kokiw’s education includes studying Psychology at Carlton University. Mr. Kokiw has been appointed to the Audit Committee and the Compensation Committee. Mr. Kokiw also serves as the Compensation Committee chair.

David Lontini, 43, is an experienced business owner / operator who has successfully completed M&A transactions. Mr. Lontini has held senior leadership positions at a variety of sports and media organizations such as Pointstreak Sports Technologies, Maru/Matchbox and the Toronto Argonauts Football Club. Mr. Lontini holds a B.A. in Liberal Arts and Political Science from York University. Mr. Lontini has been appointed to the Nominating Committee and the Compensation Committee.

The Board concluded that each of the new directors is qualified to serve as a director and is independent under the rules of the Nasdaq Stock Market LLC.

On January 25, 2024, Jordan Lipton, Liliane Malczewski and Avital Shafran notified the Company of their resignation from their positions as members of the Company’s Board of Directors. Mr. Lipton, Ms. Malczewski, and Ms. Shafran all stated that their resignation is due to personal reasons and not due to any disagreements or Company-related issues. The new directors appointed on January 25, 2024 were appointed to fill vacancies on the Board of Directors pursuant to Article 42 of the Company’s Articles of Association.

Changes in Management

On January 25, 2024, the Company’s Board of Directors resolved that Mr. Ben-Shitrit will not serve as Interim CEO and thus, Alex Ovadia would remain in his role as CEO of the Company.

This report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401), and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Dated: February 5, 2024	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer

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